Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 333-164770

FOR IMMEDIATE RELEASE

COMPLETION OF EXCHANGE OFFER MARKS NEXT PHASE OF DEVELOPMENT

FOR OJSC VIMPELCOM WITHIN VIMPELCOM LTD.

OJSC VIMPELCOM NOTIFIES NYSE OF INTENTION TO DELIST

Moscow and New York (April 21, 2010) — Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom” or the “Company”) (NYSE: OVIP), today welcomes the successful completion of the VimpelCom Ltd. Exchange Offer for OJSC VimpelCom shares and American Depositary Shares (“ADSs”) and, with this announcement, the next phase of its development as part of VimpelCom Ltd.

As announced by VimpelCom Ltd. today, all conditions of the Exchange Offer have now been satisfied, including the requirement that more than 95% of OJSC VimpelCom’s outstanding shares be tendered in the Exchange Offer.

Commenting on today’s announcement, Boris Nemsic, Chief Executive Officer of OJSC VimpelCom, said:

“OJSC VimpelCom was the first Russian company to list on the NYSE. With the successful completion of the Exchange Offer, I now thank all our investors, customers and partners for their overwhelming loyalty and support. At the same time, I assure them of our commitment to delivering ever greater value as we begin the next exciting phase of our development within VimpelCom Ltd., one of the world’s leading emerging markets telecoms operators.

“I believe this transaction and the enhanced governance and corporate structure it brings will unlock the full potential for future value creation across the OJSC VimpelCom and Kyivstar businesses and we look forward to playing our part in ensuring VimpelCom Ltd. realizes that ambition.”

As previously announced by VimpelCom Ltd., VimpelCom Ltd. Depositary Receipts began trading on a “when-issued” basis, under the ticker symbol “VIP.WI” on Friday, April 16, 2010, and will begin trading tomorrow, April 22, 2010, on the New York Stock Exchange (“NYSE”) on a regular way basis under the ticker symbol “VIP”. OJSC VimpelCom’s ADSs have been traded under the “OVIP” ticker symbol from April 19, 2010.

According to VimpelCom. Ltd., OJSC VimpelCom shares and ADSs not validly tendered in the Exchange Offer will be subject to a mandatory squeeze-out procedure under Russian law, and further details of the squeeze-out procedure will be announced by VimpelCom Ltd. on or before May 26, 2010.

OJSC VimpelCom has notified the NYSE of its intention to delist its ADSs from the NYSE in accordance with the decision of the OJSC Board of Directors. OJSC VimpelCom intends to file a Form 25 “Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Act of 1934” with the Securities and Exchange Commission and the NYSE on or about May 4, 2010. OJSC VimpelCom expects the filing to become effective on or about May 14, 2010, at which time the NYSE will suspend trading of OJSC VimpelCom’s ADSs. OJSC VimpelCom also intends to request the termination of trading of its shares on the Russian Trading System. OJSC VimpelCom has not arranged for listing or registration on another national securities exchange or for quotation of its shares or ADSs in a quotation medium because it anticipates that VimpelCom Ltd. will be the sole owner of OJSC VimpelCom following completion of the mandatory squeeze-out procedure.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, as well as in Vietnam and Cambodia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the NYSE.

For more information, please contact:

Alexey Subbotin

VimpelCom

Tel: 7(495) 910-5977

Investor_Relations@vimpelcom.com

Important Additional Information

This announcement relates to the exchange offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs) and is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The Exchange Offer comprised an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on April 15, 2010, and was only made pursuant to the registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials, filed with the SEC. Free copies of any such documents can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). The Russian Offer expired at 11:59 pm Moscow time on April 20, 2010, and was only made pursuant to a Russian offer document.

Cautionary note regarding forward-looking statements

This press release contains forward-looking statements. Such statements include, without limitation, those concerning the completion of the proposed exchange offer by VimpelCom Ltd., the benefits of the transaction and timing of delisting of OJSC VimpelCom’s ADSs. The results or events predicted in these statements may differ materially from actual results or events because of risks and uncertainties, including, without limitation, unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Russian, Ukrainian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom Ltd.’s registration statement on Form F-4 filed with the SEC and the Company’s public filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.